Reply Attention of: Stewart L. Muglich Our File No.: 6369 035 Direct Line: (604) 692-3023 Email: smuglich@sangramoller.com
November 3, 2005

VIA EDGAR, FACSIMILE AND COURIER

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E., Stop 0308
Washington, D.C. 20549-0308

Attention: Michael Moran, Branch Chief
Mail Stop 0308

Dear Sirs/Mesdames:

Re: Black Mountain Capital Corporation (the "Company"), Form 20-F for the Fiscal Year Ended December 31, 2004 (the "Form 20-F"), Form 6-K for the Fiscal Quarter Ended March 31, 2005 (the "Form 6-K"), File No. 0-13966

We act as counsel for the Company and write in connection with the second comment letter dated October 18, 2005 (the "Comment Letter") from the Securities and Exchange Commission (the "Commission") to the Company on the Company's Form 20-F and Form 6-K. On behalf of the Company, we provide the following responses to your comments. For your ease of reference, we have set out below, in italics, the comments contained in the Comment Letter, with the Company's responses following each comment.

Form 20-F for the Fiscal Year Ended December 31, 2004

1.	In your response to comments 1, 2 and 10, you state, "We note your comment". Please confirm that you will revise your disclosure in future filings and show us what your revisions will look like.

1.    In future filings the Company will breakdown revenue by category as follows:

Item 4. Information on the Company

REVENUE	2005
Securities	•
Royalties	•
Interest	•

2.     In future filings, the Company will disclose if the decrease in revenues represents a trend in accordance with Item 5.D of Form 20-F under the heading "Item 5. Operating and Financial Review and Prospects".

10.    In future filings the Company will disclose operating leases as follows:

 Note 12.   Commitment

   General and administrative costs include the following expenses:
2005
Consulting fees, salaries and benefits	•
Non-recoverable GST	•
Office and miscellaneous	•
Operating leases	•
Professional fees	•
Regulatory, transfer agent and shareholder communication	•
•

Note 4. Loan and Receivables, page 36

2.
We note your response to comment 8 in your letter dated September 21, 2005. We are still unclear how you accounted for the difference between the fair value of the asset received and the fair value of the loan written down for the receipt of the common shares of a public U.S. company with a market value of $306,530 for a loan receivable previously written down during the 2002 fiscal year in the amount of $108,065. Please refer to paragraph 18 of the APB No. 29 in your response.

During fiscal 2002, the Company wrote-off a loan it made to a Company that had filed for bankruptcy. During fiscal 2003, the Company received shares of a US listed company as settlement for the loan. The Company reported the recovery of $108,065, which represented the amount of the loan, as a gain on the income statement and as the cost base of the shares. The fair market value of the shares, as reported in the financial notes, was $306,530 for the year ending December 31, 2003. In reference to paragraph 18 of APB No. 29, the Company recorded the cost of the shares received based upon the value of the asset they arose from as the shares of the US listed company were not trading at the time of transfer.

We trust the foregoing to be in order but should you have any questions or concerns, please do not hesitate to contact the undersigned.

Yours truly,

SANGRA MOLLER LLP

Per:  /s/ Stewart L. Muglich
Stewart L. Muglich
(New York State Bar No. 098563)

SLM/tp

cc. Black Mountain Capital Corporation
      Attention: Tom S. Kusumoto

      Securities and Exchange Commission, Stop 0308
      Attention: Dave Irving